Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: The Sumitomo Trust and Banking Co., Ltd.

Subject Company: The Sumitomo Trust and Banking Co., Ltd.

Commission File Number: 132-02705

Dated October 28, 2010

[Translation]

Cover

Document filed:	Amendment Report to Extraordinary Report

Submitted to:	Director-General of the Kanto Local Finance Bureau

Filing date:	October 28, 2010

Company name:	Sumitomo Shintaku Ginko Kabushiki Kaisha

English name of company:	The Sumitomo Trust and Banking Company, Limited (the “Company”)

Representative’s name and title:	Hitoshi Tsunekage, President and CEO

Location of head office:	5-33, Kitahama 4-chome, Chuo-ku, Osaka

Telephone number:	06 (6220) 2121 (main switchboard)

Name of contact person:	Yoshiyuki Watanabe, Senior Manager, Headquarters of General Affairs Department

Nearest place to contact:	9-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Telephone number:	03 (3286) 1111 (main switchboard)

Name of person in charge:	Koji Fujita, Senior Manager, Corporate Administration Department

Places where a copy of this document is available for public inspection:

The Company, Tokyo Business Department

(3-1, Yaesu 2-chome, Chiyoda-ku, Tokyo)

The Company, Kobe Branch

(1-6, Gokodori 8-chome, Chuo-ku, Kobe)

The Company, Yokohama Branch

(14-10, Minamisaiwai 1-chome, Nishi-ku, Yokohama)

The Company, Nagoya Branch

(1-1, Sakae 4-chome, Naka-ku, Nagoya)

The Company, Chiba Branch

(1-15, Fujimi 1-chome, Chuo-ku, Chiba)

The Company, Omiya Branch

(6-1, Daimoncho 1-chome, Omiya-ku, Saitama)

Osaka Securities Exchange

(8-16, Kitahama 1-chome, Chuo-ku, Osaka)

Tokyo Stock Exchange

(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)

1	Reason for filing the report

The Company resolved at its board of directors meeting held on November 6, 2009, to execute a basic agreement with Chuo Mitsui Trust Holdings, Inc. (“CMTH”) and to hold further discussions aimed at carrying out management integration, scheduled for April 1, 2011 on condition of such matters as the approval of the shareholders meeting and the permission of the relevant authorities, through a share exchange in which CMTH will become a wholly owning parent company in share exchange and the Company will become a wholly owned subsidiary in share exchange. In accordance with this resolution, an Extraordinary Report was filed on November 6, 2009 under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 1 and Paragraph 2, Item 6-2 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs and others.

The Amendment Report to Extraordinary Report was filed under the provisions of Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act as a result of the “Share Exchange Agreement” being executed with CMTH on August 24, 2010 in accordance with a resolution adopted at the Company board of directors meeting on the same date.

The present document is an Amendment Report to Extraordinary Report filed under the provisions of Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act as a result of the “Memorandum on Share Exchange Agreement” being executed with CMTH on October 28, 2010 in accordance with a resolution adopted at the Company board of directors meeting on the same date.

2	Matters to be amended

Text of the Extraordinary Report:

(3)	Method of share exchange, details of allotment for the share exchange and other details of the share exchange agreement

(iii)	Other details of the share exchange agreement

Attachments to the Extraordinary Report:

Attachment 1	Share Exchange Agreement

3	Parts to be amended

Parts to be amended have been underlined.

Text of the Extraordinary Report:

(3)	Method of share exchange, details of allotment for the share exchange and other details of the share exchange agreement

(iii)	Other details of the share exchange agreement

Before Amendment:

The details of the share exchange agreement executed between CMTH and the Company are set out in Attachment 1.

After Amendment:

The details of the share exchange agreement executed between CMTH and the Company are set out in Attachment 1-1 of the “Share Exchange Agreement” and Attachment 1-2 of the “Memorandum on Share Exchange Agreement”.

Attachments of the Extraordinary Report

Before Amendment:

Attachment 1

Share Exchange Agreement

[omitted]

After Amendment:

Attachment 1-1

Share Exchange Agreement

[omitted]

Attachment 1-2

Memorandum on Share Exchange Agreement

Chuo Mitsui Trust Holdings, Inc. (“CMTH”) and The Sumitomo Trust and Banking Company, Limited (“STB”) have entered into this Memorandum on Share Exchange Agreement (this “Memorandum”) as of October 28, 2010 as follows regarding the share exchange agreement as of August 24, 2010 between CMTH and STB (the “Share Exchange Agreement”). Unless otherwise provided for in this Memorandum, the terms used in this Memorandum have the meaning set forth in the Share Exchange Agreement.

Article 1    Composition of Officers of CMTH as of the Effective Date

Pursuant to Paragraph 2 of Article 9 of the Share Exchange Agreement, CMTH and STB agree on the composition of officers of CMTH as of the Effective Date as described below.

(1)    Directors

Chairman	Hitoshi Tsunekage
President	Kazuo Tanabe
Director	Jun Okuno
Director	Kiyoshi Mukohara
Director	Kunitaro Kitamura
Director	Akio Otsuka
Director	Nobuo Iwasaki
Director	Junichi Sayato
Director	Shinji Ochiai
Director	Tetsuo Ohkubo

(2)    Corporate auditors

Auditor	Teruhiko Sugita

Auditor	Tetsuo Amano

External auditor	Hitoshi Maeda

External auditor	Hiroyuki Nakanishi

External auditor	Toshio Hoshino

External auditor	Yasuhiko Takano

Article 2    Continuation of Composition of Officers

Unless there are any special circumstances, CMTH and STB agree that the directors to be elected at the general meeting of shareholders of CMTH scheduled to be held in June 2011 are as provided for in Article 1 and that CMTH proposes an agenda item for election of officers for that purpose.

Article 3    Relationship with the Share Exchange Agreement

This Memorandum constitutes part of, and is not severable from, the Share Exchange Agreement as agreement set forth in Paragraph 2 of Article 9 of the Share Exchange Agreement.

[The rest of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed two (2) copies of this Memorandum and, upon signing and sealing hereof, each of CMTH and STB retains one (1) copy hereof.

October 28, 2010

CMTH:	Chuo Mitsui Trust Holdings, Inc.
33-1, Shiba 3-chome, Minato-ku, Tokyo
President: Kazuo Tanabe

STB:	The Sumitomo Trust and Banking Company, Limited
5-33, Kitahama 4-chome, Chuo-ku, Osaka
President & CEO: Hitoshi Tsunekage

[omitted]

(Note) Cautionary statement under the U.S. securities regulations for U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd.

CMTH may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with the Company. The Form F-4, if filed, will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about CMTH and the Company, the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of the Company are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of the Company, free of charge, by faxing a request to CMTH at +81-3-5232-8716 or to the Company at +81-3-3286-4654. The Form F-4, the prospectus and any other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction shall not constitute part of this amendment report to extraordinary report.